 **Gmail**

Jean Gregoire <jean@lovebox.love>

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## The Lovebox Movement Needs Your Support

1 message

**Jean at Lovebox** <jean@lovebox.love>                                    2 août 2023 à 10:45
Répondre à : jean@lovebox.love
À : jean+1610-4@lovebox.love

Dear Lovebox community,

Today, I want to speak from my heart, not as a CEO.

I simply want to share my story and explain why your support, even just 1% of you, with a $100 investment in **our Wefunder campaign\*** can help us realize a vision for the future that is worth fighting for.

Seven years ago, as a postdoctoral researcher at MIT, I handcrafted a gift for my long-distance girlfriend and inadvertently invented the Lovebox—a box that brings daily happiness.

Throughout this journey, many people advised me to stick to my research position at MIT instead of starting a company with the dream of spreading happiness through the Lovebox. But I didn't let that deter me.

To be honest, it's been a challenging road. Transforming this beautiful dream into a sustainable business, delivering 250,000+ Loveboxes over the globe, has been more than a full-time job. We faced countless hurdles in our early days, from manufacturing issues to financial challenges.

Yet, none of those challenges stopped us. In fact, they only fueled my determination to overcome them. Over the years, a team was formed, sharing the same passion and dedication to our mission. Together, we stood resilient, united in our vision to spread happiness.

Today, we stand at a turning point in our story with a roadmap that aims to realize our mission at a larger scale, touching millions of lives. Our projects, that you can discover on **our Wefunder campaign page**, not only ensure the profitability of the business but also its ability to grow organically and increase our positive impact every year.

While investing $100 and getting $225 back in 3 years may not make you super rich, if just 1% of you take this step today, our projects will be fully funded, allowing us to work towards a brighter, happier future that we dream of making a reality.

That's the power of community — when a large number of people share the same beliefs, great things can happen.

Since launching our Wefunder campaign last week (in private mode — reserved to our community\*), we have mostly received $1,000+ individual investments, and I am delighted to see that we can provide significant financial outcomes to some members of the community as they support our mission.

However, today, I want to emphasize the collective impact even a smaller investment can have on our company and how much it would mean to me and the team.

I invite you all to **visit our Wefunder campaign page** and support us today. Together, let's bring more smiles, more love, and more happiness into the world.

With love and gratitude,

Jean Gregoire
Founder & CEO, but actually just a passionate guy who can't imagine doing anything else than running a company with the mission to spread happiness until it touches billions of people



*More details about the current stage of our Wefunder campaign here.

                                    **Jean Gregoire <jean@lovebox.love>**

## TEST - Now you can invest in Lovebox!

**The LoveTeam** <loveteam@lovebox.love>                              25 juillet 2023 à 09:19
Répondre à : loveteam@lovebox.love
À : jean@lovebox.love



# Lovebox's Wefunder Raise is Live!

Dear Lovebox lover,

**Our Wefunder campaign is now live!** You're invited to join our private round before we go live to the public. Check out our Wefunder page and invest here: [Lovebox Wefunder URL]

In our short time, Lovebox has achieved a lot:

⭐ 250K customers over the globe with over 1M people using our Lovebox
⭐ $24M revenue to date ($5M annual revenue in the US with 50% gross margin)
⭐ 4.5* reviews on Amazon, 4.7* reviews on the AppStore

And more importantly, we've helped people around the globe find genuine connection with their loved ones.

We are really proud of the growth we've seen over the last few years. And we have even more exciting plans in the coming year as we launch the next phase of our product line: **Lovebox Channels** and **Happy Loop**. We'd love to have your support to get there!

INVEST NOW

BOOK A CALL WITH OUR CEO

Here is a picture of us in action:



With love and excitement 💕

The LoveTeam


If you have any questions, please contact us.


   


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# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?



**VOUCH FOR JOHN**

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**About Wefunder**
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

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